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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 12b-25
SEC FILE NUMBER 1-11756
CUSIP NUMBER 721501 10 4

NOTIFICATION OF LATE FILING

(Check One):   [  ] Form 10-K     [  ] Form 20-F    [X] Form 11-K    [ X] Form 10-Q    [   ] Form N-SAR

                         For Period Ended:  _____September 30, 2000_____________________

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

                         For the Transition Period Ended:  ______________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.                                    Not Applicable
_____________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

_____________________________________________________________________________________________
Full Name of Registrant

PILLOWTEX CORPORATION

_____________________________________________________________________________________________
Former Name if Applicable

                                             Not Applicable
_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

4111 Mint Way

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City, State and Zip Code

Dallas, Texas 75237

_____________________________________________________________________________________________

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Pillowtex Corporation (the "Company") requires additional time to prepare and file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 (the "Third Quarter Form 10-Q") in order to reflect developments occurring just prior to the prescribed due date for the Third Quarter Form 10-Q, including the following:

-

On November 8, 2000, the Company announced that the temporary waiver obtained from its senior lending group for a financial covenant violation under the Company's senior secured credit agreements expired and that it will not be extended. In addition, the senior lending group issued to the Company a Payment Blockage Notice with respect to a scheduled November 15 interest payment due with respect to the Company's 10% Senior Subordinated Notes due 2006.

-	On November 14, 2000, the Company and substantially all of its domestic subsidiaries filed voluntary petitions to reorganize their businesses under chapter 11 of the U.S. Bankruptcy Code.

Due to difficulties and issues associated with the appropriate financial statement presentations and disclosures required with respect to these matters, the Company was unable to timely file the Third Quarter Form 10-Q without unreasonable effort or expense. Rule 12b-25 provides a five-day extension period (through November 20, 2000) for the filing by the Company of its Third Quarter Form 10-Q.

PART IV -- OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification John F. Sterling 214 333-3225 (Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3)

It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The net loss amount will be significantly greater for the nine months ended September 30, 2000, as compared to the same period in 1999. The increased net loss is due in part to reduced sales and the idling of certain manufacturing facilities 2000 the quarter as part of a plan to reduce inventories and improve liquidity. The Company has not yet completed its evaluation of the impact of its chapter 11 filing, if any, on its operating income and net income for the three and nine month periods ended September 30, 2000.

_____________________________________________________________________________________________

Pillowtex Corporation
__________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2000	By:	/s/ Anthony T. Williams President, Chief Operating Officer and Chief Financial Officer